Exhibit (c)(6)

Apartments	July 16, 1996
Philadelphia, PA.	Page 1
COMPLETE APPRAISAL
SUMMARY APPRAISAL REPORT
OF
SCOTCHHOLLOW APARTMENTS
203 LAURIE MEADOWS DRIVE
SAN MATEO, CALIFORNIA

KTR JOB NO. 7-7-060137

Ms. Martha Long	May 4, 2006
Senior Vice President
AIMCO
4582 S. Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

Re:	Scotchhollow Apartments
203 Laurie Meadows Drive
San Mateo, California
Dear Ms. Long:
At your request, KTR Newmark Real Estate Services LLC has appraised the above referenced property. The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of the subject property, free and clear of financing, as of April 13, 2006. The date of value corresponds to the date the subject property was most recently inspected by the appraiser.
The subject property consists of a 15.00-acre tract of land improved with a 418-unit garden-style apartment complex known as the Scotchhollow Apartments. Construction of the improvements was reportedly completed in 1971. The structural improvements were observed to be in average physical condition and consist of two-and three-story wood frame construction with stucco veneer and wood trim exterior walls and pitched roofs with asphalt shingle cover.
Amenities common to all units include electric kitchen appliances, patio/balcony, cable TV, and mini-blinds. Other apartment features include disability access, ceiling fan(s), dishwasher, fireplace (in selected units) and oversized closets. Community amities include clubhouse, emergency maintenance, extra storage, fitness center, garage and/or covered parking, high speed internet access, laundry facilities, public transportation, two swimming pool, two tennis courts and a whirlpool/spa. Scotchhollow Apartments contain 324,335 rentable square feet, which suggests an average unit size of 776 square feet.
The following report contains information considered relevant to the valuation of the property and the methods by which collected data have been analyzed in arriving at our value conclusion. Our analysis included an inspection of the premises, interviews with knowledgeable market participants, a review of historical income and expense statements, the current rent roll, and other relevant financial and market information. As an income-producing property, greatest reliance is placed upon the value derived through the Income Capitalization Approach, with support provided by the conclusion rendered through implementation of the Sales Comparison Approach.
This appraisal report has been prepared in order to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice (USPAP) for a Complete Appraisal in Summary Report format. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation not presented herein has been retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated herein.

Ms. Martha Long	May 4, 2006
AIMCO	Page 2
The attached Summary Appraisal Report describes our investigation and analyses, together with Certification, Basic Assumptions and Limiting Conditions, upon which we have based our opinion that the market value of the Fee Simple Estate of the subject property, as of April 13, 2006, is:
SIXTY-FIVE MILLION FOUR HUNDRED THOUSAND DOLLARS
($65,400,000)
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusion.
Very truly yours,
KTR NEWMARK REAL ESTATE SERVICES LLC

By:	William L. Corbin, MAI	By:	Steven J. Goldberg, MAI, CCIM
	Senior Vice President for the Firm		Senior Vice President for the Firm

By:	Jackson L. Aills
Appraiser

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CERTIFICATE OF VALUE
We, William L. Corbin, MAI, Steven J. Goldberg, MAI, and Jackson L. Aills, certify that to the best of our knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, are our personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, and Title XI (and amendments) of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) effective August 9, 1990.
Jackson L. Aills made a personal a personal inspection of the property that is the subject of this appraisal. Neither William L. Corbin nor Steven J. Goldberg inspected the subject property.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
We have the knowledge and experience necessary to perform this appraisal assignment and have previously appraised this type of property.
As of the date of this appraisal, William L. Corbin, MAI and Steven J. Goldberg, MAI, have completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.

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As of the date of this appraisal, William L. Corbin MAI is currently certified with the State of California Office of Real Estate Appraisers and is licensed as a Certified General Real Estate Appraiser (AG025737) until February 27, 2007.
KTR NEWMARK REAL ESTATE SERVICES LLC

By:	William L. Corbin, MAI	By:	Steven J. Goldberg, MAI, CCIM
	Senior Vice President for the Firm		Senior Vice President for the Firm

By:	Jackson L. Aills
Appraiser

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BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This Appraisal Report is subject to underlying assumptions and limiting conditions qualifying the information contained in the Report as follows:
The valuation estimates apply only to the property specifically identified and described in the ensuing Report.
Information and data contained in the Report, although obtained from public record and other reliable sources and where possible, carefully checked by the Appraiser, are accepted as satisfactory evidence upon which rests the final expression of property value.
The Appraiser has made no legal survey nor has he commissioned one to be prepared and therefore, reference to a sketch, plat, diagram or previous survey appearing in the Report is only for the purpose of assisting the reader in visualizing the property.
It is assumed that all information known to the client and relative to the valuation have been accurately furnished and that there are no undisclosed leases, agreements, liens or other encumbrances affecting the use of the property.
Ownership and management are assumed to be competent and in responsible hands.
No responsibility beyond reasonableness is assumed for matters of a legal nature, whether existing or pending.
Information identified as being furnished or prepared by others is believed to be reliable but no responsibility for its accuracy is assumed.
The Appraiser, by reason of this appraisal, shall not be required to give testimony as an expert witness in any legal hearing or before any court of law unless justly and fairly compensated for such service.
By reason of the Purpose of the Appraisal or Function of the Report herein set forth, the value reported is only applicable to the Property Rights Appraised and the Appraisal Report should not be used for any other purpose.
Disclosure of the contents of this report is governed by the by-laws and Regulations of the Appraisal Institute.
Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation or other potentially hazardous materials may affect the value of the property. Any value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

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In arriving at the value set forth in this appraisal no consideration has been given to the effect of state, local or federal income and gains taxes or of occupancy, hotel, capital levy, gift, estate, succession, inheritance or similar taxes which may be imposed upon any owner, lessee, or mortgagee by reason of any sale, conveyance, transfer, leasing, hypothecation, mortgage, pledge or other disposition of the appraised property.
The appraiser was not provided architectural plans for the subject property, thus the square footage as indicated on the rent roll, marketing brochures, and unit mix provided by the client has been utilized. In the event this information is inaccurate, we reserve the right to modify this appraisal if so warranted.

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SUBJECT PROPERTY PHOTOGRAPH

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TABLE OF CONTENTS

Title Page
Letter of Transmittal
Certificate of Value	i
Basic Assumptions and Limiting Conditions	iii
Subject Photograph	v
Table of Contents	vi

Executive Summary	1
Introduction and Premises of the Appraisal	2
Regional Overview	4
Neighborhood Overview	11
Site Analysis	13
Real Estate Taxes	14
Zoning	15
Description of Improvements	16
Apartment Market Overview	18
Economic Rent Analysis	20
Highest and Best Use	27

Valuation Procedure	28
Income Capitalization Approach	29
Sales Comparison Approach	34
Reconciliation and Final Value Conclusion	38
ADDENDA
Subject Photographs
Comparable Rental Photographs
Comparable Sale Photographs
Regional Location Map
Neighborhood Map
Comparable Rentals Map
Comparable Sales Map
Qualifications

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EXECUTIVE SUMMARY

Property:	Scotchhollow Apartments

Location:	203 Laurie Meadows Drive, San Mateo, California

Assessors Parcel ID Nos:	040-350-490
040-350-500
040-350-510
040-350-520
040-350-530
040-350-540
040-350-550

San Mateo County Assessor’s Office

Purpose of Appraisal:	To estimate the Market Value of the subject property as of the date of value.

Date of Value:	April 13, 2006

Date of Report:	May 4, 2006

Interest Appraised:	Fee Simple Estate

Description of Property:	The subject property consists of a 15.00-acre tract of land improved with a 418-unit garden-style apartment complex known as the Scotchhollow Apartments. Construction of the improvements was reportedly completed in 1971. Scotchhollow Apartments contains 324,335 rentable square feet which suggests an average unit size of 776 square feet.

Location:	The subject property is located in the southern sector of the City of San Mateo, location along Laurie Meadows Drive, approximately two mile south of the San Mateo urban center.

Zoning :	The subject site is zoned R3 District — Multiple Family Dwellings (Medium Density) by the City of San Mateo. This is a medium density multifamily district located in certain areas close to the center of the city and various outlying areas.

Flood Zone:	According to the Federal Emergency Management Agency, the property is within Zone X, outside any special Flood Hazard Areas (Map No. 060328-0006B, Dated 10/19/2001).

Highest and Best Use:	Multifamily residential development.

Marketing Period:	Less than 12 months

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Valuation Assumptions:

Average Market Rent (per Unit)		$1,428
Market Vacancy/Credit Loss	6.0%
Operating Expense Ratio	4	6%
Net Operating Income		$3,598,690
Overall Capitalization Rate	5.5%

Final Estimate of Market Value, by Approach
Cost Approach:	N	/A
Sales Comparison Approach:		$64,850,000
Income Approach:		$65,400,000
Final Estimate of Market Value:		$65,400,000
INTRODUCTION AND PREMISES OF THE APPRAISAL

Scope of the Assignment	According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. The scope of this appraisal employs all applicable appraisal techniques and constitutes a Complete Appraisal as defined by USPAP. The presentation of data, analyses and conclusions are presented in summary report format.

The data included in this report has been researched from the subject property’s influencing market. County and City officials were interviewed regarding taxes, zoning requirements, flood zone information, demographic data, planned construction, recently completed developments, and other economic impacting events. Market participants, including real estate brokers and property managers, were consulted regarding market parameters and activity. Lenders as well as investor surveys were consulted regarding investment parameters. The Sales Comparison and Income Capitalization Approaches to value have been performed in estimating the Market Value of the subject. Sales utilized were confirmed with a principal or representative involved with the sale. Leasing agents for the competitive complexes were interviewed regarding property specific information. Supply and demand factors affecting the local market have been analyzed.

Purpose and Use of Appraisal	The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of the subject property as of April 13, 2006. It is for the internal use of AIMCO to facilitate asset evaluation and to be utilized in conjunction with a planned transaction with the limited partners.

Property Rights Appraised	The property interest appraised is that of the Fee Simple Estate. A Fee Simple Estate is defined by The Dictionary of Real Estate Appraisal, Second Edition AIREA, as:

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“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Marketing Period	The value conclusion reported herein assumes a marketing period of less than one year. According to the Korpacz Real Estate Investor Survey, 1st Quarter 2006 indicates that apartment properties in the national market have an average marketing time of 5.69 months, generally similar to the average of 5.81 months reported one year ago. This estimate seems reasonable, given recent market activity in the influencing area and the profile of the subject property.

Property History	Property tax records indicate that VMS National Properties Joint Venture is the current owner of record. VMS National Properties owns and manages approximately 15 apartment communities with approximately 2,500 individual units. The partnership’s managing general partner, MAERIL, is a subsidiary of AIMCO. MAERIL provides the company with management and administrative services.

No conveyances involving the subject property were noted within the three-year period preceding the effective date of value. To our knowledge there are no contracts of sale pending as of the date this report was prepared, nor are we aware that the property is listed for sale.

Most Likely Buyer	National and regional investors typically purchase multifamily properties of this size in markets such as the subject.

Definition of Market Value	Market Value, as approved and adopted by the Appraisal Foundation in the Uniform Standards of Professional Appraisal Practice is as follows:

“The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus.

Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1.	buyer and seller are typically motivated;

2.	both parties are well-informed or well advised, and acting in what they consider their best interests;

3.	a reasonable time is allowed for exposure in the open market;

4.	payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

5.	the price represents the normal consideration for the property

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sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.”
REGIONAL OVERVIEW

Overview	The subject property is situated in the City of San Mateo, San Mateo County, within the San Francisco Bay Area. The San Francisco Bay Area, referred to locally as the Bay Area, is a geographically diverse metropolitan area that surrounds San Francisco Bay in northern California. Home to almost eight million people, it is composed of cities, towns, villages, military bases, airports, and associated regional, state, and national parks sprawled over nine counties and connected by a massive network of roads, highways, railroads, and commuter rail.

The Bay Area is atypical in that its population is distributed across several regional urban and suburban centers. San Francisco was until recently the largest city in the region (it was surpassed by San Jose in the 1990 census) and remains the traditional and cultural center. The metropolitan area comprising the city of San Francisco together with Oakland and San Jose is the fifth-largest metropolitan area in the United States, after New York, Los Angeles, Chicago and Washington, D.C.-Baltimore.

Metropolitan Area	The San Francisco Bay Area consists of the nine counties including San Francisco, San Mateo, Santa Clara, Alameda, Contra Costa, Solano, Napa, Sonoma, and Marin, situated on the perimeter of San Francisco Bay and San Pablo Bay. San Francisco is in the geographical and cultural center of the region. It is surrounded by Marin, Napa, Sonoma and Solano Counties to the north; Alameda and Contra Costa Counties to the east; and San Mateo and Santa Clara Counties to the south. The large land area and highly diversified physical features of the Bay Area support a wide range of land uses. Land uses range from large agricultural areas to major urban centers, and environments range from mountain to marine.

The San Francisco Bay Area is divided in the to the following sub-regions.

San Francisco — The City and County of San Francisco is generally placed in a category by itself geographically, mentally, and culturally. It is separated by water from the north, west and east, and by a county line from its neighbor cities to the south. San Francisco serves as the cultural and financial center of the region, and once was the population and economic center. It remains the Bay Area’s center of attraction, and it is the heart of its nightlife.

East Bay — The eastern side of the bay, dominated by the city of Oakland but also including Alameda, Berkeley, Fremont, Livermore, Hayward

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and several small cities, is known locally as the East Bay. The East Bay is split into two regions, the inner East Bay, which sits on the Bay coastline, and the outer East Bay, consisting of inland valleys separated from the inner East Bay by hills and mountains.

The inner East Bay consists of Oakland, Hayward, Fremont, Berkeley, and smaller suburbs surrounding or surrounded by these four major cities, such as Emeryville, San Leandro, and Richmond. The inner East Bay is more urban, more densely populated, has a much older building stock (built before World War II) and a more ethnically diverse population. Oakland hosts the region’s largest seaport and professional sports franchises in basketball, football, and baseball. As with many inner urban areas the Inner East Bay also features a high accumulation of crime as well as socio-economic problems. According to the FBI Uniformed Crime Reports, more than 50% of all homicides in the Bay Area in 2002 occurred within the city limits of Oakland and Richmond.

The outer East Bay consists of the cities of Walnut Creek, Concord, and Pleasant Hill, to the north (also referred as Central Contra Costa County) and the cities of Dublin, Pleasanton, Livermore, Danville, San Ramon to the south (sometimes referred to as the Livermore-Amador Valley or the Tri-Valley), as well as other smaller towns, such as Alamo and Orinda. They are connected to the inner East Bay by BART and by highways and the Caldecott Tunnel. The outer East Bay is mostly suburban to rural and was mostly built after World War II.

South Bay — The communities along the southern edge of the Bay are known as the South Bay, Santa Clara Valley, and Silicon Valley, although some Peninsula and East Bay towns are sometimes included in the latter. It includes the city of San Jose, and its smaller neighbors including Gilroy and the high-tech hubs of Santa Clara, Cupertino, Palo Alto and Sunnyvale, as well as many other suburbs.

Peninsula — The area between the South Bay and the City and County of San Francisco is known as the San Francisco Peninsula, locally just as The Peninsula. This area consists of a series of small cities and suburban communities along the Bay such as Palo Alto and Stanford University, Mountain View, Daly City, San Mateo, and Foster City, as well as various towns along the Pacific coast, such as Pacifica and Half Moon Bay.

North Bay — The region north of the Golden Gate Bridge is known locally as the North Bay. This area consists of Marin County and extends northward into Sonoma and Napa Counties and eastward to Solano County. With some exceptions, this region is quite affluent, and is generally the least urbanized part of the Bay Area, with many areas of undeveloped park and farmland. It is the only section of the Bay Area that is not served by a commuter rail transit service, though Sonoma-Marin service has entered the planning phase. The lack of transportation

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services is mainly because the lack of population mass in the North Bay, and the fact that it is separated completely from the rest of the Bay Area by water, the only access points being the Golden Gate Bridge leading to San Francisco, the Richmond-San Rafael and Carquinez Bridges leading to Richmond, and the Benicia Bridge leading to Concord.

Geography	The large land area and highly diversified physical features of the Bay Area compose one of the most varied environments in the United States, and support a wide range of land uses and living environments. The dominant influence of the area’s climate is the San Francisco Bay, which moderates the temperatures in the coastal areas, while inland climates that are further removed from the Bay’s influence experience a wide range of temperatures. Rainfall averages 25 inches per year and generally falls from November through March. January is the coldest month and the average daily high temperature is 55 degrees Fahrenheit; the average daily low temperature is 45 degrees Fahrenheit. September, one of the warmest months, averages a daily high of 68 degrees Fahrenheit.

The most powerful geographical influence is exerted by the fault zones that lace the region. In 1989, the Loma Prieta earthquake caused heavy damage along the Bay Area Peninsula as well as the East Bay. This earthquake was the most serious one to occur since 1906. Most infrastructure damaged by the earthquake has been repaired. Other physical damage, including collapsed and unsafe buildings, has generally also been repaired. Despite the physical damage caused by the earthquake, the economy of the region suffered no significant long-term damage.

Population	Population trends affect employment, retail spending, housing, bank deposits, and many other essential demand parameters analyzed in determining real estate productivity. Population growth, stability, or decline is a strong indicator of real estate viability within an area.

The mild climate of the Bay Area has played an important role in development, and contributes to a desirable living environment. During the 1960s and 1970s, the regional population grew at an average annualized rate of 1.9%. During the 1980s, the population grew by approximately 1.4% per year. Population growth during the period from 2000 through 2015 is projected at approximately 0.9% annually. The slowing in the rate of population growth reflects the diminishing supply of available land and the high cost of housing in the area.

San Francisco is the focal point of the San Francisco Bay Area and forms part of the greater San Jose-San Francisco-Oakland Combined Statistical Area (CSA) whose population is over 7 million. The highest rates of growth are projected in Solano and Santa Clara counties. Santa Clara County is the Bay Area Center for the technology industry. While population growth is expected to be substantial, it will still occur at a rate that is far slower than the growth in Southern California or many other

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portions of the state. The Bay Area has some of the highest housing costs in the nation. When the comparison is made between household income and housing costs, the Bay Area remains one of the least affordable areas in the nation.

Economic	The San Francisco MSA, which encompasses the Counties of San Francisco, San Mateo, and Marin, is the nation’s fourth largest metropolitan area. Historically, San Francisco has been the financial and business center of the western United States. Beginning in late-1994 and early-1995, the strengthening high technology and computer-related industries located in the southern Bay Area began to lead the state out of its deep recession. In the second half of the 1990s, the local economy was driven by the growth in technology, particularly Internet, software, and other computer-related technology ventures. The technological advances during the mid- to late-1990s, coupled with a strong stock market and nearly limitless availability of capital provided an environment for surging employment growth, real estate values, and overall prosperity in the region. The explosion of the so-called dot.com industry, funded primarily from venture capital, fueled an economic boom in Bay Area in the late 1990’s and early 2000 of unprecedented proportion. As a result, every aspect of the real estate market experienced huge gains.

Commercial and industrial vacancy rates became almost non-existent while lease rates doubled in some instances during this period. While sale prices never matched the increase in rents, there was significant appreciation of commercial and industrial property sales prices. Apartment availability also became extremely tight with rents climbing 30% to 40%. Home prices surged as well, appreciation was in the neighborhood of 25% to 35% in this short time period. During this time a new market phenomenon also sprung out of the disparity between demand and supply of homes. Realtors began the practice of listing prices slightly below their market values to entice bidding wars. It thus became the accepted market practice to bid over the listing price, often substantially above the listing price.

In March 2001 the tech-heavy NASDAQ declined due to concerns of over-inflated stock prices as negative reports about company profitability and news about declining demand for computer related goods and services surfaced. The Dow Jones quickly followed and entire stock market, including non-tech blue-chip stocks, also tumbled. This trend continued further into 2001. As a result of the stock market tumble, both the national and local economies contracted. The stock market tumble was compounded by the September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon. The risk of air piracy, attacks on large landmarks, bio-terrorism and other threats to public safety has raised the level of uncertainty in the markets. It has also severely impacted the travel and tourism business, which rely heavily on air travel.

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Technology based companies were particularly impacted by the stock market decline. The Bay Area, which is generally regarded as being top-heavy in the technology sector, suffered considerably. Many of the newer and more financially sensitive companies went out of business, while the larger and more established companies, such as Cisco Systems, Hewlett-Packard and Oracle, had significant layoffs in attempt to weather the storm. Unemployment rates have been on a declining trend since 2002.

Recent information regarding national and local economic recoveries indicates that a recovery started to take place in 2004, and is continuing in 2006.

Employment	Employment affects the real estate market since an overall increase in total employment translates into more space utilized for office employees, more retail space to sell goods and services, and more money flowing through the area economy. For example, if sectors such as Finance/Insurance/Real Estate, Services and Miscellaneous, and Government, which typically consist of white-collar jobs, experience an increase in employment, this would in turn help support the office and retail real estate markets.

South Bay — The South Bay economy is entering a growth cycle after recovering from the dotcom bust. For example, at the end of 2005, San Jose boasted 121 job openings per 1,000 people, which was the highest rate among the nation’s 50 most populous metro areas. The stabilization and recovery that began in 2005 will accelerate moderately in 2006 and 2007. Standard year-end employment figures for 2005 showed a relatively flat job market. Other statistics imply that the final employment figures for 2005 will be revised substantially upward, to above 1.0%. In 2006, employment will increase by 1.5% and by 1.1% in 2007. The strong residential investment market has boosted a variety of sectors, from finance to retail, which has spurred follow-on job creation.

East Bay — Employment in the East Bay will accelerate from nearly 1.3% growth in 2005 to over 1.5% in 2006 and 2007 as the East Bay will benefit economically from two trends. The first trend is a product of geography. The East Bay region has open land and a growing population, unlike the other Bay Area regions. To illustrate, the city of Brentwood in Contra Costa County has grown from 23,000 to 40,000 residents over the last five years. In comparison, the city of Belmont in San Mateo County has grown from 25,123 residents to 25,470 residents in the same time frame. Population growth spurs employment growth in a variety of sectors like construction and household services. A second trend influencing the East Bay region economically is the relocation or addition of corporate offices from San Francisco and the South bay to be closer to their employees. These trends will compound as the East Bay population continues to grow.

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Transportation	The Bay Area is served by many public transportation systems, including three international airports (SFO, OAK, SJC), six overlapping bus transit agencies, four rapid transit and regional rail systems including BART, and multiple public ferry services.

The freeway and highway system is very extensive; however, many freeways are heavily congested during rush hour, especially the trans-bay bridges.

The Bay Area’s transportation infrastructure includes 1,500 miles of highway, eight toll bridges, 17,000 miles of local streets, six public ports, five passenger ferries, and five commercial airports. Transportation in the Bay Area is diversified because of the trend toward decentralized work places. More and more people are commuting longer distances to work, putting a heavy burden on the region’s transportation network.

Air transportation is available through a number of airports in the Bay Area. San Francisco International Airport, located in San Mateo County, is one of the most active commercial airports in the world and it is served by over 62 airlines. Furthermore, a two billion-dollar airport expansion was completed which expanded international travel capabilities. Additionally, Oakland International Airport in Alameda County, and Mineta San Jose International Airport in Santa Clara County offer facilities for international travel, air taxi, charter and cargo.

The Bay Area Rapid Transit system (BART), a high-speed rail system with over 75 miles of track, is a major commuter transportation system which links stations in Alameda, Contra Costa, San Mateo and San Francisco counties. BART has been extended to the San Francisco International Airport, which coincided with the aforementioned airport expansion. CalTrans operates commuter trains that travel from San Jose to San Francisco. There are freight rail lines in many Bay Area communities.

Historically, ongoing efforts to improve the roads and public transit systems in the Bay Area have lagged behind growth in the population. Traffic congestion, considered a major problem in the Bay Area, makes close in, conveniently accessed locations particularly desirable.

Governmental Forces	The Bay Area is comprised of nine separate counties. Each county has its own government, with incorporated cities within each county also having their own government. Between the city and county levels, interaction is limited. On a regional level, this concept is magnified, with limited inter-county planning. Local city and county governments within the region implement land use policies through the use of zoning laws and general plans. Support services, such as transportation, schools, health care, police, and fire protection are provided by local governments.

California’s land use and growth controls are among the most stringent in

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the United States. These local land use controls include zoning, growth management systems, subdivision regulations, development fees and environmental restrictions. These policies raise the cost and reduce the volume of land development, especially in coastal metropolitan areas.

Education	Within the Bay Area there are over 80 public and private colleges and universities; among them are over 30 community colleges, four California State University campuses, and two University of California campuses.

Conclusion	The nine-county San Francisco Bay Area is one of the nation’s most vital economic regions. While San Francisco remains the center of the region, the surrounding counties have developed economic centers of their own. Future projections by ABAG indicate increased growth in population and employment, albeit at a slower rate. Employment growth is expected to occur primarily in the service sector. Locational advantages, outstanding higher educational facilities, and a skilled labor force benefit the Bay Area. However, structural problems including affordable housing, transportation capacity, and water and sewer capacity, along with local slow growth initiatives, could impair the region’s competitive position. However, the economic base is well diversified, and should provide for moderate future growth in the Bay Area.

The Bay Area’s economy has shifted towards service orientation. Agriculture, construction, and manufacturing have become less dominant while trade, finance, government, and business, professional and other services have grown in prominence. The one notable exception to this trend has been the high technology sector, particularly computer-related, and manufacturing.

The long term future of California real estate appears good due to anticipated job growth which is expected to generate demand for additional office, industrial, and retail space. The expected increase in population indicates a strengthening housing market and growing retail demand.

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NEIGHBORHOOD OVERVIEW

Location:	The subject property is situated in the southern sector of the City of San Mateo. The subject property is located at 203 Laurie Meadows Drive, approximately two mile south of the San Mateo urban center. San Mateo is situated in the region of the San Francisco Bay Area known as “The Peninsula”. The Peninsula, used on its own, refers locally to only the parts south of, and excluding, the city of San Francisco. It is roughly equivalent to San Mateo County.

San Mateo is one of the larger suburbs on the San Francisco Peninsula, located between Burlingame to the north, Foster City to the East, and Belmont to the south.

Freeway, the subject property is accessible to neighborhood services and employment centers. The location of the subject property is rated as good.

Access:	The east side of the peninsula is a largely densely populated area that includes Silicon Valley. It forms a commuter area between San Francisco to the north and San Jose to the south. A number of major thoroughfares run North-South: El Camino Real (CA-82) and Highway 101 on the east side along the bay, Interstate 280 down the center, Skyline Boulevard (CA-35) along the crest of the Santa Cruz Mountains, and Highway 1 on the west along the Pacific.

Three bridges, the Dumbarton Bridge, the San Mateo-Hayward Bridge, and the San Francisco-Oakland Bay Bridge cross San Francisco Bay from the peninsula.

Primary access to the subject property and neighborhood is achieved from El Camino Real (CA-82) and Highway 101 via Hillside Boulevard or Ralston Avenue. Employment centers are easily accessible from the subject neighborhood due to the presence of regional transportation routes in the area. Traffic flow is well managed along the heavier traveled neighborhood streets with traffic signals at major intersections. Public facilities including schools and medical facilities are in close proximity.

Land Use:	The subject neighborhood is a mature and established commercial and residential district. The area realized much of its growth from the 1960s through the 1980s. Most of the apartments in the area were built in the 1970s. Approximately 95% of the land area is developed with limited land available to accommodate additional development. Multifamily development is prevalent along El Camino Real and east of Highway 101.

El Camino Real is primarily developed with commercial uses including a moderated concentration of free-standing retail and general business

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buildings, all of which benefit from visibility and proximity to the regional transportation routes. Residential uses are located throughout the area along neighborhood roads that feed into the major collector streets. The predominate land use in the neighborhood is residential, consisting of both single and multifamily developments.

Adjacent Land Uses:	South:	Single-family residential
	North:	Single-family residential
	East:	Single-family residential
	West:	Multifamily residential

New Construction:	Due to the limited availability of vacant land suitable for development, there has not been a significant amount of new construction in the immediate vicinity of the subject property.

New development in the area includes the re-development of the Bay Meadows racetrack in Central San Mateo. In November 2005 the San Mateo City Council approved plans a housing and commercial development that led to the demolition of Bay Meadows racetrack. Bay Meadows Land Co. begun to built town homes, offices, and stores on an adjoining tract of land.

Other than the Bay Meadows racetrack project, no new residential (apartment and single-family homes) construction was noted in the area. Much of the new apartment development has and is occurring in outlying Bay Area locations were there exists sufficient vacant land to accommodate larger scale developments.

Change in Current Use	The neighborhood can be classified as being in the growth stage, approaching the stability stage, of its life cycle. As a result of its good location in the San Francisco Peninsula, growth in the area is anticipated to continue, in the form of new development on vacant and underutilized sites.

Conclusion	The property is located in the south sector of San Mateo, on the San Francisco Peninsula. The area is afforded with good accessible to other areas of San Francisco Bay Area and employment centers. As a result of its good location, the area has proven to be a desirable residential and commercial location. The area’s accessibility to employment centers has enhanced the desirability of the neighborhood as a residential location.

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SITE ANALYSIS

Location	The site is located in the southern sector of the City of San Mateo, less than one-half mile east of Pacific Boulevard along the north side of Laurie Meadow Drive.

Size	The site is irregular in shape and consists of a total land area of 15.00 acres.

Excess Land	None

Topography	Generally level and on grade with the bounding street

Site Improvements	The 15.00-acre site is improved with a 418-unit garden-style apartment community known as the Scotchhollow Apartments. See Description of the Improvements section of this report for details concerning site improvements.

Street Improvements	Laurie Meadow Drive provides access to the subject via three curb-cuts along the north side of this secondary thoroughfare. Laurie Meadow Drive is a two-lane, bi-directional collector street generally oriented in a east/west direction. Pacific Boulevard runs along the east side of the Southern Pacific Railroad. El Camino Real (CA-82) runs along the west side of the Southern Pacific Railroad. Access from El Camino Real (CA-82) to Laurie Meadow Drive is provided via railroad crossings at Hillside Boulevard, 42nd Avenue and Ralston Avenue.

Desirability of Location	Good

Access to Major Arteries	Good

Access to Local Arteries	Good

Curb Appeal	Good

Ingress/Egress	Average — Adequate road frontage along Laurie Meadow Drive.

Visibility from Road	Average

Public Transportation	Average

Neighborhood Appearance	Average

Flood Zone Map	According to the Federal Emergency Management Agency, the property is within Zone X, outside any special Flood Hazard Areas (Map No. 060328-0006B, Dated 10/19/2001).

Easements	The appraisers were not provided with a site survey or title documents that provide information on the existence of easements and encroachments. Other than typical access and utility easements, visual observation of the site did not reveal the existence of adverse easements or encroachments, however in the absence of a site survey and title documents, the appraiser makes no representation as to the presence of adverse easements or encroachments.

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Soil Conditions	Visual observation does not indicate any surface or subsurface soil conditions that are unusual for the area. Based on our inspection, it appears that the soil is of adequate load bearing capacity to support the subject improvements. No major foundation cracks were visible upon inspection of the subject improvements that would indicate the subsoil conditions are not stable. No nuisances or hazards were noted.

Land Use Restrictions	The appraisers are unaware of any deed restrictions which may adversely affect the utility of the subject site; however, this is not a guarantee that such restrictions may exist. Therefore, it is recommended that a current title policy be obtained for the subject property which would disclose any land use restrictions which may exist.

Utilities	All municipal utilities (water and sewer) and private services (electric, gas, telephone) are available to the site.

Police and Fire Protection	Provided to the site by the City of San Mateo

Conclusion	The subject represents a desirable site for multifamily development.

REAL ESTATE TAXES

Assessor’s Parcel No:	040-350-490
040-350-500
040-350-510
040-350-520
040-350-530
040-350-540
040-350-550

San Mateo County Assessor’s Office

Ad ValoremTax rate	Composite Rate 1.0615 per $100 of assessed value (2005-2006)

Equalization Rate	100%

Payment Due Date	Taxes are payable in two equal installments, which become delinquent after December 10 and April 10, respectively.

2005-2006 Assessed Value	$30,165,482

Tax Analysis:	In California, privately held real property is typically assessed at 100 percent of full cash value (which is interpreted to mean market value of the fee simple estate) as determined by the County Assessor. Generally, a reassessment occurs only when a property is sold (or transferred) or when new construction occurs (as differentiated from replacing existing construction). Assessments for properties that were acquired before the tax year 1975-1976 were stabilized as of the tax year 1975-1976. Property taxes are limited by state law to one percent of the assessed value plus voter-approved obligations and special assessments. If no sale

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(or transfer) occurs or no new building takes place, assessments may not increase by more than two percent annually.

Assessor's Market Value	2005/2006	Concluded Value
040-350-490	$3,380,860
040-350-500	$6,397,423
040-350-510	$5,770,792
040-350-520	$6,732,598
040-350-530	$6,397,423
040-350-540	$1,326,102
040-350-550	$160,284
Subtotal	$30,165,482	$65,400,000
Assessed Value @	100%	100%
	$30,165,482	$65,400,000
Composite Rate (per $100 A.V.)	1.0615	1.0615
Total Taxes	$320,207	$694,221

Estimated Tax Liability	$694,221, or $694,200 rounded

Conclusion	The Composite Rate includes the published tax rate and the effective tax rate due to special assessments for county and municipal water standby charges. These charges are generally based on lot area rather than assessed value.

The taxes estimated in our analysis are for the subject property assuming a sale at the current market value. If the subject were to sell, a reassessment at that value would most likely occur, with tax increases limited to two percent annually thereafter until the property is sold again. The consequences of this reassessment have been considered in the appropriate valuation sections.

In accordance with California’s Proposition 13, our estimate of property taxes reflects the assumption of a fee transfer of the subject property. The stabilized property taxes indicated on the summary chart are based on the concluded value by the direct capitalization analysis.
ZONING

Zoning:	The site is zoned R3 District — Multiple Family Dwellings (Medium Density) by the City of San Mateo. This is a medium density multifamily district located in certain areas close to the center of the city and various outlying areas

Permitted Use	This zoning designation is intended to provide locations for medium density multifamily development. The area regulations are designed to protect the residential character of the area and to prevent overcrowding by providing minimum standards for building spacing, yards, off-street parking and coverage. Commercial, industrial, office and retail uses are not allowed.

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Guidelines	The City’s Zoning Code controls the location, size, and height of structures such as buildings, garages, and fences. The Zoning Code is intended to protect city residents, their homes and businesses from conflicting activities nearby.

The Official Website for the City of San Mateo Municipal Codes Online is http://www.cityofsanmateo.org/dept/codes/ch27-22.html.

Comments:	It appears that the existing improvements represent a use that conforms to local zoning requirements.
DESCRIPTION OF IMPROVEMENTS
The subject improvements consist of a 418-unit garden-style apartment complex known as the Scotchhollow Apartments. The following offers a description of the improvements.

KTR Site Inspector:	Jackson L. Aills
Date of Inspection:	April 13, 2006
Property Contact:	On-site Manager
Year Built:	1971
Number Units:	418
Configuration/Stories:	Garden-style complex, 2- and 3-story residential structures. There are 27 residential structures and one clubhouse/leasing office. Six of residential structures are 3-story buildings with below ground parking, elevators and interior entrances.

Net Rentable Area:	324,335 square feet

EXTERIOR
Foundations:	Reinforced concrete slabs, on grade
Frame:	Wood frame
Exterior Walls:	Stucco and wood trim veneer
Roof:	Pitched with asphalt single covers
Doors and Windows:	Exterior entrance doors are hollow core metal. Interior doors are hollow core wood. The windows are single-pane glass set in aluminum frames.
HVAC:	Ground mounted electric AC condensing units, electric heat
Plumbing:	Kitchens contain sink and dishwasher. Bathrooms contain porcelain toilet and sink and bathtub/shower combinations. Hot water is provided by central gas-fired boilers.
Electrical:	Property is sub-metered for electric and water. Electric and water is paid by the tenant.
Parking and Walkways:	The parking areas and internal roadways are concrete paved. The streets and parking areas have concrete curbs. Walkways are concrete paved. There is adequate on-site parking provided, including enclosed garages and underground parking in six of the residential buildings.
INTERIOR
Walls and Ceilings:	Walls are painted sheetrock and the gypsum ceilings are covered with a sprayed-on textured surface.

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Floors:	Interior floors are carpet over padding in living areas and bedrooms with sheet vinyl in the kitchens and bathroom.

Kitchen Equipment:	Built-in wood cabinets with laminate counter tops and stainless steel sink. Appliances include a combination range/oven, microwave oven with exhaust fan, disposal, dishwasher and refrigerator/freezer.

PROJECT AMENITIES
Security:	No
Swimming Pool:	Yes (2); 1 heated all year round
Fitness Center:	Yes, 1 spa/whirlpool
Clubroom:	Yes
Tennis Court:	Yes (2)
On-site Management Office:	Yes
Laundry Room:	Yes (4)
Microwave:	No
Compactor:	No
Fireplace:	In selected units
Ceiling Fans:	Yes
Cable TV:	Yes – free basic cable
Balconies/Patios:	Yes
Perimeter Fencing:	Yes/Partial
Access Controlled Entry:	No
Other:	Landscaping includes a vine-covered trellis, water features, mature trees and manicured shrubs
The following chart illustrates the property’s unit breakdown and size.
SCOTCHHOLLOW APARTMENTS – UNIT MIX

Unit Type	Mix	Size (SF)	Total Area

1BR/1BA	37	504	18,648
1BR/1BA	33	524	17,292
1BR/1BA	74	714	52,836
1BR/1BA	146	754	110,084
2BR/1BA	45	895	40,275
2BR/2BA	62	1,000	62,000
2BR/1.5BA	20	1,100	22,000
3BR/2BA	1	1,200	1,200

Totals/Average	418	776	324,335

CONDITION/MAINTENANCE

Overall Condition:	Average
Landscaping:	Average
Parking:	Adequate
Sidewalks/Curbs:	Average
Walls/Fences:	Average
Refuse Area:	Average
Basement:	N/A
Health Club:	Average
Club Room:	Average
Exterior Walls:	Average

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Roofs:	Average
Stairs:	Average
Lobby/Hallways:	N/A
Entry Doors:	Average
Patios/Balconies:	Average
Elevators:	N/A

Apartment Interiors:
Overall:	Average
Kitchen Equipment:	Average
Mechanical Equipment:	Average
Bathroom:	Average
Walls/Ceilings:	Average
Layout:	Average
Light and View Quality:	Average

Cosmetic Repairs:	Our physical inspection revealed that the subject property is in average condition.
Deferred Maintenance:	No material elements of deferred maintenance were noted during the appraiser’s inspection of the property.
Comparability:	Similar to competing properties of the same vintage.
Observed Effective Age:	30 years (the actual age of the improvements is 35 years)
Economic Life:	45 years (per Marshall Valuation Service Manuel)
Remaining Economic Life:	15 years
General Comments:	Based on our inspection, the subject property is considered to be of average quality construction and to be in average condition overall. It competes effectively with other properties of the same vintage.
APARTMENT MARKET OVERVIEW
The following apartment market analysis is designed to provide the reader an understanding of the Bay Area apartment market and the local submarket within which the subject property competes. The most recent source of data available to the appraisers was the Apartment Market Report for Northern California (Forecast 2006) published by Hendricks and Partners.

San Francisco/South Bay	The apartment market showed improvement in the South Bay as no new inventory was added and the payroll survey showed employment gains of over 4,000 jobs in the fourth quarter. In addition, the Coyote Valley Development in the southern part of San Jose was fast-tracked by the San Jose City Council. The Council voted to remove several encumbrances that had blocked development. The Coyote Valley will be home to 50,000 new jobs and more than 80,000 new residents. At build-out, it is projected to be larger than 12 of the 15 cities in Santa Clara County. Development of one of the last “green field” areas within Santa Clara County will provide a significant and continuous economic boost over the long-term. Preliminary estimates of the total value of the project are in the tens of billions of dollars. The development of Coyote Valley will provide a long-term boost to economic activity in the South Bay region, along with a similar, but

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smaller redevelopment of the Bay Meadows racetrack in the Central San Mateo submarket.

Absorption	A total of 1,514 apartment units were absorbed in 2005. This was nearly a 40% increase over the 1,093 apartment units absorbed in 2004. Reportedly, 155 apartment units were absorbed in the fourth quarter of 2005. This compares favorably with 90 net move-outs in the fourth quarter of 2004.

New Construction	Developers were issued multifamily permits (condo & apartment) for 359 units in the fourth quarter. A significant portion of permitting activity was for new condominium development. A total of 2,938 multifamily units were permitted in 2005.

Vacancy	The average vacancy rate measured 4.8% in the fourth quarter of 2005 compared to 5.3% in the last quarter of 2004. South Bay rental rates continued their upward trend, rising 3.5% in the fourth quarter. That was the third straight quarter of year-over-year rent gains, the first time that has happened since the first three quarters of 2001.

Rent Rates	South Bay rental rates continued their upward trend, rising 3.5% in the fourth quarter. That was the third straight quarter of year-over-year rent gains, the first time that has happened since the first three quarters of 2001.

Supply / Demand	Multifamily units permitted measured 2,938 in 2005, compared to 2,265 in 2004, indicating that developers are seeing increased demand on the horizon. That trend will continue and accelerate in 2006. Multifamily units permitted will increase to 3,800 and then fall slightly in 2007 to 3,400 units permitted. Demand will remain moderate with net apartment demand of 1,850 units in 2006, and an additional 1,200 apartment units in 2007.

Forecast	The average vacancy rate will continue to fall, measuring 3.6% in 2006 and 3.4% in 2007. The growing economy will spur some household formation but it will be tempered by the high cost of housing relative to income. As a consequence of these countervailing factors, Hendricks and Partners expect rent growth to be solid but not spectacular in 2006 and in 2007. The dominant trends will be a surge in Class A rents fuelled by job growth in the high-tech sector and absorption of Class C units by young entry-level workers. As these two effects are combined, the average rent growth will be 2.1% in 2006 and 3.5% in 2007.

Micromarket Overview	The appraisers surveyed five competitive properties in the immediate vicinity of the subject property. These properties are outlined in detail in the forthcoming Economic Rent Analysis section of this report. The occupancy levels reported for these properties range from 96% to 100% as presented in the following chart. The weighted average occupancy of the sampling surveyed equates to 98%. Due to high occupancy, concessions are rare. However, few area apartments of offers

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concessions typically consist of reduced or free rent over a portion of the lease term.
SUMMARY OF COMPETITIVE OCCUPANCY LEVELS

Property Name	No. of Units	Occupancy

Lake Pine	288	96%
Creekside	190	97%
Jefferson at Bay Meadows	575	98%
Lakeshore Landing	308	98%
Crestview	220	100%

Totals/Average	316	98%

Appeal to Market:

Conclusion	The South Bay economy is entering a growth cycle after recovering from the dotcom bust. Apartment properties in the San Francisco South Bay Area have enjoyed increasing market rents and declining vacancies. With very little new inventory added, the overall vacancy factor has moved steadily downward from 2004 and early 2005 levels. Rental rate have held steady over the past couple of years, but began to shown signs of improvement beginning the 1st quarter of 2005 and continue to improve. Overall, economic conditions appear to be stabilizing and poised for gradual recovery. This bodes well for apartment market conditions in the longer term. As economic conditions improve, demand for rental housing should follow suit.
ECONOMIC RENT ANALYSIS
Five competitive properties follow. They are located in the influencing area of the subject property and define the range of property type and rents available. The information regarding the rent comparables was obtained through physical inspections and interviews of rental agents and property managers. The rents commanded by competitive properties in the influencing area are utilized to determine the economic rent potential for the subject property.

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Rent Comparable #1

Name/Address:	Lake Pines
3014 Los Prados
San Mateo, CA 94403

Number of Units:	288

Age:	1973

Description:	Garden-style apartments with two and three-story residential buildings, stucco and wood siding exterior walls and pitched roof with composition shingle cover and asphalt-paved parking.

Amenities:	Apartment features include walk-in closets, refrigerator, carpeting, balcony, deck, patio, ceiling fan, dishwasher, cable ready, high speed internet (available), microwave, garbage disposal and furnished units (available). Community features include, detached garage, controlled access, clubhouse, covered parking, handicap access, pool, tennis court, playground, laundry room, fitness center, business center, extra storage units and elevator.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	563	$1,105	$1.96
1BR/1BA	680	$1,190	$1.75
2BR/1BA	880	$1,400	$1.59
3BR/1BA	1,025	$1,975	$1.93

Totals/Average	787	$1,417	$1.80

Landlord Provides:	Water, sewer and trash removal

Occupancy	96%

Concessions:	None

Comments:	This garden-style apartment complex offers comparable one, two and three-bedroom units. It is located east of subject near Los Prados Park. This comparable is similar to the subject property in terms of location and amenities and physical characteristics.

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Rent Comparable #2

Name/Address:	Creekside
1600 E. Third Avenue
San Mateo, CA 94401

Number of Units:	190

Age:	1985

Description:	Garden-style apartments with two and three-story residential buildings. Brick exterior walls, pitched roofs with composition shingle covers and asphalt-paved parking area.

Amenities:	Apartment features include walk-in closets, refrigerator, cable ready, high speed internet 2 (available), washer and dryer in unit, dishwasher, furnished units (available), ceiling fan, carpeting, balcony, deck, patio. Community features include attached garage, spa/hot tub, extra storage units, laundry room, detached garage, fitness center, covered parking, pool, clubhouse and assigned parking.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	600	$1,349	$2.25
1BR/1BA	646	$1,449	$2.24
1BR/1BA	712	$1,515	$2.13
2BR/1BA	808	$1,699	$2.10
2BR/2BA	850	$1,729	$2.03
2BR/2BA	875	$1,749	$2.00

Totals/Average	749	$1,582	$2.11

Landlord Provides:	Water, sewer and trash removal

Occupancy:	97%

Concessions:	None

Comments:	Creekside apartments is located east of downtown San Mateo, across US 101. This property is similar to the subject property in terms of location, amenities and appeal.

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Rent Comparable #3

Name/Address:	Jefferson at Bay Meadows
1101 Park Place
San Mateo, CA 94403

Number of Units:	575

Age:	2001

Description:	Three-story residential apartment buildings with stucco exteriors and covered parking.

Amenities:	Apartment features include, fireplace, hardwood floors, ceiling fan, dishwasher, cable ready, high speed internet available, walk-in closets, vaulted ceiling, microwave, garbage disposal, yard, air conditioning, washer and dryer in unit, intrusion alarm available, refrigerator, carpeting, balcony, deck and patio. Community features include pool, controlled access, playground, assigned parking, spa/hot tub, business center, extra storage units, elevator, fitness center, clubhouse and covered parking.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	651	$1,780	$2.73
1BR/1BA	1,003	$1,910	$1.90
1BR/1BA	1,066	$1,910	$1.79
2BR/1BA	1,367	$2,350	$1.72
2BR/2BA	1,384	$2,353	$1.70
2BR/2BA	713	$2,378	$3.34
2BR/2BA	809	$2,663	$3.29
3BR/2BA	939	$3,243	$3.45
3BR3BA	1,177	$3,253	$2.76

Totals/Average	1,012	$2,427	$2.40

Landlord Provides:	Water, sewer and trash removal

Occupancy:	98%

Concessions:	None

Comments:	This property is situated within a master-planned community near downtown San Mateo that includes retail and several restaurants. This comparable is superior to the subject property in terms of amenities, age and condition and overall appeal. Reportedly, 361 units will be converting to condominiums.

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Rent Comparable #4

Address:	Lakeshore Landing
2717 S. Norfolk St.
San Mateo, Ca 94403

Number of Units:	308

Age:	+/- 1975

Description:	Garden-style apartments with two-story residential buildings, stucco and wood siding exterior walls and pitched roof with composition shingle cover and asphalt-paved parking.

Amenities:	Apartment features include fireplace, vaulted ceiling, garbage disposal, balcony, deck, patio, walk-in closets, refrigerator, carpeting, high speed Internet (available), washer and dryer in unit, dishwasher and cable ready. Community features include pool, controlled access, elevator, spa/hot tub, covered parking, fitness center and laundry room.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	570	$1,230	$2.16
1BR/1BA	619	$1,350	$2.18
1BR/1BA	653	$1,380	$2.11
1BR/1BA	672	$1,544	$2.30
2BR/2BA	858	$1,675	$1.95
2BR/2BA	899	$1,820	$2.02

Totals/Average	712	$1,500	$2.11

Landlord Provides:	Water, sewer and trash removal

Occupancy:	98%

Concessions:	None

Comments:	The property has good access to SH 101. Cats are accepted, but not dogs. This comparable is similar to the subject property in terms of location, physical characterizes and amenities.

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Rent Comparable #5

Address:	Crestview Apartments
510 Crest View Avenue
Belmont, Ca 94002

Number of Units:	220

Age:	+/- 1968

Description:	Garden-style apartments with two-story residential buildings, stucco and wood siding exterior walls and pitched roof with composition shingle cover and asphalt-paved parking.

Amenities:	Apartment features include, vaulted ceiling, balcony, patio, walk-in closets, refrigerator, dishwasher and cable ready. Community features include two pools, covered parking, clubhouse and laundry facilities.

Rental Data:

Unit Type	Size (SF)	Quoted Rent/Unit	Quoted Rent/SF

1BR/1BA	573	$900	$1.57
1BR/1BA	867	$1,175	$1.36
2BR/2BA	1,030	$1,375	$1.33
2BR/2BA	1,061	$1,425	$1.34

Totals/Average	883	$1,219	$1.38

Landlord Provides:	Water, sewer and trash removal

Occupancy:	100%

Concessions:	None

Comments:	The property has good access to SH 101 and SH 280 and is within walking distance to public transportation. Cats are accepted, but not dogs. Overall, this comparable is inferior to the subject property in terms of age, location and amenities.

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ANALYSIS
The subject property is situated in a good location along Laurie Meadows Drive, approximately two mile south of the San Mateo urban center with good access to the region primary transportation arteries. It is competitive with other properties in terms of location, condition, amenities, and unit size. The tables below illustrate the comparables with the most similar floor plans in relation to the subject’s floor plans.
ONE-BEDROOM FLOOR PLANS

Comparable #	Unit Size (SF)	Rent/Month	Rent/SF

Subject	504	$1,069	$2.12
Subject	524	$1,219	$2.33
Subject	714	$1,299	$1.82
Subject	754	$1,359	$1.80
Lake Pine	563 – 680	$1,105 – $1,190	$1.75 – $1.96
Creekside	600 – 712	$1,349 – $1,515	$2.13 – $2.25
Jefferson at Bay Meadows	651 – 1,066	$1,780 – $1,910	$1.79 – $2.73
Lakeshore Landing	570 – 672	$1,230 – $1,544	$2.11 – $2.30
Crestview	573 – 867	$900 – $1,175	$1.36 – $1.57

TWO-BEDROOM FLOOR PLANS

Comparable #	Unit Size (SF)	Rent/Month	Rent/SF

Subject	895	$1,699	$1.90
Subject	1,000	$1,729	$1.73
Subject	1,100	$1,859	$1.69
Lake Pine	880	$1,400	$1.59
Creekside	808 – 875	$1,699 – $1,749	$2.00 – $2.10
Jefferson at Bay Meadows	713 – 1,384	$2,350 – $2,663	$1.70 – $3.34
Lakeshore Landing	858 – 899	$1,675 – $1,820	$1.95 – $2.02
Crestview	1,030 – 1,061	$1,375 – $1,425	$1.33 – $1.34

THREE-BEDROOM FLOOR PLANS

Comparable #	Unit Size (SF)	Rent/Month	Rent/SF

Subject	1,200	$1,889	$1.57
Lake Pine	1,025	$1,975	$1.93
Jefferson at Bay Meadows	939 – 1,177	$3,243 – $3,253	$2.76 – $3.45

The subject is most similar to Lake Pines, Lakeside Landing and Creekside. These properties are rated as being generally similar to the subject. Jefferson at Bay Meadows is a new property, which is superior to the subject in term of overall, appeal and condition. Crestview is an older property located south of the subject. Although is good locational characteristics, it is rated as being inferior to the subject overall. In general, the subject’s rental rates should be similar to the rents illustrated by Lake Pines, Lakeside Landing and Creekside; below the rents illustrated by Jefferson at Bay Meadows and above the rents illustrated by Crestview.
As indicated above, the rent for the subject’s one and two bedroom floor plans are within a tolerable variance of the range of rents illustrated by Lake Pines, Lakeside Landing and Creekside, the properties rated as being most similar. The subject offers one three-bedroom unit. Only two properties offer three bedroom units: Lake Pines and Jefferson at Bay Meadows. While Lake Pines was rated as being similar, conversations with the on-site manager indicated that this unit is typically marketed as a two-bedroom unit. As such, the rental rates indicated by the comparable two-bedroom unit represent the best indicator for this unit.
The subject’s rental rate structure is appropriately aligned with the rents illustrated by Lake Pines, Lakeside Landing and Creekside; below the rents illustrated by Jefferson at Bay Meadows and above the rents illustrated by Crestview. Based on a review of market rental data, the subject’s quoted rent structure

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appears reasonable. Furthermore, review of the subject’s rent roll indicates that recent leases have been executed at the quoted rates, confirming market acceptance of the quoted amounts.
Based upon the rents illustrated by the competing properties and rent actually commanded by the subject property, the following rents will be processed as the property’s economic rent potential for valuation purposes. The following table summarizes the economic rent structure estimated for the subject property.
ECONOMIC RENT POTENTIAL-SCOTCHHOLLOW APARTMENTS

Unit Type	Mix	Size (SF)	Total Area	Economic Rent/Unit	Economic Rent/SF	Total Rent

1BR/1BA	37	504	18,648	$1,069	$2.12	$39,553
1BR/1BA	33	524	17,292	$1,219	$2.33	$40,227
1BR/1BA	74	714	52,836	$1,299	$1.82	$96,126
1BR/1BA	146	754	110,084	$1,359	$1.80	$198,414
2BR/1BA	45	895	40,275	$1,699	$1.90	$76,455
2BR/2BA	62	1,000	62,000	$1,729	$1.73	$107,198
2BR/1.5BA	20	1,100	22,000	$1,859	$1.69	$37,180
3BR/2BA	1	1,200	1,200	$1,889	$1.57	$1,889

Totals/Average	418	776	324,335	$1,428	$1.84	$597,042

HIGHEST AND BEST USE
HIGHEST AND BEST USE AS IF VACANT

Surrounding Land Uses	Predominately residential developments with multifamily to west of the subject.

Physically Possible	Being situated on a neighborhood collector street in close proximity to El Camino Real (CA-82) and Highway 101, the subject site benefits from good accessibility. Residential use would benefit from the site’s exposure and accessibility to other parts of San Mateo.

Legally Permissible	Multifamily use is the intended use of the site.

Financial Feasible	Multifamily development is occurring throughout the East Bay area of San Francisco. Economic conditions in the area are strong and demand for multifamily housing appear strong as evidenced by high occupancy rates and increasing rents in exiting units and development of over 2,000 new units at this time. The preceding suggests that sufficient entrepreneurial profit incentive is being met to justify the financial feasibility of new construction.

Conclusion	New multifamily development.

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HIGHEST AND BEST USE AS IMPROVED

Current Improvements	418-unit multifamily apartment complex. The existing improvements contribute significantly to overall property value indicating that the value of the improved property greatly exceeds the value of the site assuming it to be vacant.

Conclusion	Continued use of the existing improvements
VALUATION
There are three traditional approaches that can be employed in establishing Market Value. These approaches and their applicability to the valuation of the subject property are summarized as follows:
THE COST APPROACH
This method estimates the replacement or reproduction cost of the improvements, less the estimated depreciation (physical, functional, economic), plus the estimated market value of the land, in order to arrive at a final value indication. This approach is based on the premise that an informed purchaser would pay no more for a property than the cost of constructing a building of similar utility and condition.
The Cost Approach is a reliable indicator of value for: (a) new properties; (b) special use properties; and (c) properties where the cost of reproducing the improvement is easily and accurately quantified and there is no external or economic obsolescence. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance
THE SALES COMPARISON APPROACH
Using this technique, the property value is indicated by comparing the subject to similar, nearby properties that have recently sold. Essentially, the procedure is to gather bona fide, recent arm’s length sales of comparable properties and compare the most important characteristics of the sales to the subject. Adjustments are then made to the comparable properties for differences such as terms of financing, date of sale, location, and physical characteristics.
Attaining data with a high degree of comparability is most important when this technique is utilized. The reliability is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences and the absence of non-typical conditions affecting the sales price. As numerous sales of properties similar to the subject have occurred in the San Francisco Bay Area, this approach has been employed in the valuation process.
THE INCOME CAPITALIZATION APPROACH
The Income Capitalization Approach is a process in which the anticipated flow of future benefits is capitalized into a value indication. The Income Capitalization Approach is widely applied in appraising income-producing properties. The reliability of this technique is dependent upon the reliability of the net income estimate and the capitalization rate. Since the subject is income producing realty and anticipated to continue to be so, this approach has been employed in the valuation of the Fee Simple Estate.

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RECONCILIATION AND FINAL VALUE ESTIMATE
The final step in the Appraisal Process is the reconciliation of the value indicators into a single value estimate. In the reconciliation or correlation, the appraiser considers the relative applicability of each of the three approaches, examines the range between the value indications and places major emphasis on the approach that appears to produce the most reliable solution to the specific appraisal problem. The purpose of the appraisal, the type of property and the adequacy and reliability of the data are analyzed and appropriate weight is given to each of the approaches to value.
INCOME CAPITALIZATION APPROACH
Investment properties are normally valued in proportion to their ability to produce income; hence, an analysis of the property in terms of its ability to provide a sufficient net annual return on invested capital is an important means of valuing any asset. Value is estimated by deducting an appropriate vacancy and collection allowance and all applicable expenses from the anticipated gross annual income to arrive at a projected net operating income which is then capitalized at an interest rate, or investment yield, commensurate with the risk inherent in the ownership of the property. Such a conversion of projected income considers competitive returns offered by alternative investments.
There are two primary income capitalization methods: Direct Capitalization, which converts a single year’s net operating income into an indication of value and the Discounted Cash Flow Analysis (DCF), which estimates the present worth through the process of discounting the forecasted net income and the reversionary sale over the course of an anticipated investment period. The Direct Capitalization technique is employed in this analysis.
DIRECT CAPITALIZATION
The basic steps in the Direct Capitalization method are as follows:
1. Calculate POTENTIAL GROSS INCOME from the dwelling units;
2. Estimate VACANCY AND CREDIT LOSS to arrive at Effective Gross Income;
3. Estimate OPERATING EXPENSES to arrive at the stabilized Net Operating Income;
4. Develop the OVERALL CAPITALIZATION RATE;
5. Divide NOI by the CAP RATE to arrive at VALUE.
Revenue: As presented in the Economic Rent Analysis section of this report, the monthly economic rent potential is estimated at $597,042. The annual gross rent potential estimated for the apartment units total $7,164,504.
Loss to Lease: Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. As a percentage of the property’s gross rent potential, the historical loss to lease ranges from 0.2% in 2003 to 7.9% in 2006 (year-to-date, annualized). Based on the previous history at the subject property, we have deducted a loss to lease expense of 4.0% of the potential gross income or $286,580.
Concessions: Rent concessions in the market are prevalent in an attempt to bolster occupancy at area apartments. Concessions usually consist of reduced or free rent over a portion of the lease term. There was an increasing trend in concessions between 2002 and 2005. The 2006 Budgeted amount equates to 6.5% gross rent potential. However, as of year-to-day 2006, concessions presented themselves at 2.9% of

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the property’s gross rent potential. Based on the operating history at the subject, concessions are projected at 4.0% of the estimated gross rent potential or $286,580.
Vacancy and Credit Loss: As of the date of inspection, the subject property was 98% occupied. Properties identified as income comparables within the Economic Rent Analysis section of this report illustrate occupancy levels that range from 96% to 100%. Information presented in the Apartment Market Overview section of this report indicates that the average occupancy for within the subject’s South Bay apartment submarket is approximately 95%.
Based on the subject’s historical and current level of occupancy, tempered against the weighted average occupancy reported by competing properties in the influencing area and occupancy level indicated by similar vintage properties in the South Bay submarket, a vacancy factor of 5.0% is estimated for the subject property. In addition, a 1.0% allowance for credit loss is assessed. The combined vacancy and credit loss allowance equates to 6.0%.
Utility Income: Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of water and sewer usage. Utility reimbursements were $239, $234 and $328 per unit, respectively. The annualized year-to-date 2006 reimbursements equates to $506 per unit. Based on the historical trend and accounting of inflation, we have estimated Utility Income to be $140,030, or $335 per unit.
Other Income: Included within this category is the revenue received from such items as application fees, forfeited deposits, and late fees. As a percentage of the property’s gross rent potential, Other Income receipts range from 4.2% to 5.6%. Based on historical other income receipts, we have estimated Other Income to be 5.0% of the gross rent potential or $358,225.
Expenses: In order to project expenses for valuation purposes, the expenses historically incurred in the operation of the subject property have been reviewed. Typical operating expenses for garden apartments in the San Francisco Bay Area, as reported by IREM have been reviewed and analyzed. The following table summarizes the three-year operating history for the subject property including year-end figures for 2003, 2004 and 2005 and year-to-date figures for 2006 through March. The year-to-date 2006 figures have been annualized for analytical purposes.

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SUMMARY OF OPERATING HISTORY AND BUDGET — SCOTCHHOLLOW APARTMENTS

	2003		2004		2005		2006 YTD
Item	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Actual	Annualized	Per Unit

Gross Rent Potential	$6,743,824	$16,134	$6,891,244	$16,486	$6,576,862	$15,734	$1,736,576	$6,946,304	$16,618
Loss to Lease	($15,700)	($38)	($252,041)	($603)	($136,847)	($327)	($137,199)	($548,796)	($1,313)
Concessions	($161,676)	($387)	($404,007)	($967)	($479,849)	($1,148)	($50,030)	($200,120)	($479)
Vacancy/Credit Loss	($760,088)	($1,818)	($1,286,370)	($3,077)	($450,921)	($1,079)	($52,845)	($211,380)	($506)
Utility Income	$100,041	$239	$98,001	$234	$137,071	$328	$52,909	$211,636	$506
Other Income	$375,245	$898	$286,920	$686	$343,947	$823	$108,370	$433,480	$1,037

Effective Gross Income	$6,281,646	$15,028	$5,333,747	$12,760	$5,990,263	$14,331	$1,657,781	$6,631,124	$15,864

Utilities	$316,599	$757	$317,479	$760	$308,623	$738	$83,015	$332,060	$794
Repairs & Maintenance	$535,212	$1,280	$643,033	$1,538	$484,904	$1,160	$97,803	$391,212	$936
Administrative	$346,310	$828	$186,524	$446	$188,508	$451	$27,328	$109,312	$262
Marketing	$100,473	$240	$104,775	$251	$131,910	$316	$29,981	$119,924	$287
Payroll	$276,501	$661	$477,396	$1,142	$625,047	$1,495	$133,338	$533,352	$1,276
Management	$245,331	$587	$184,694	$442	$210,047	$503	$62,908	$251,632	$602
Insurance	$264,239	$632	$255,622	$612	$236,727	$566	$65,566	$262,264	$627
Real Estate Taxes	$385,770	$923	$397,763	$952	$405,574	$970	$106,156	$424,624	$1,016

Total Expenses	$2,470,435	$5,910	$2,567,286	$6,142	$2,591,340	$6,199	$606,095	$2,424,380	$5,800

Net Operating Income	$3,811,211	$9,118	$2,766,461	$6,618	$3,398,923	$8,131	$1,051,686	$4,206,744	$10,064

Utilities	This expense covers the cost of electricity, water and sewer and gas usage for the property. The subject property’s 2003, 2004 and 2005 utilities expense were $757, $760 and $738 per unit, respectively. The annualized year-to-date 2006 expense equates to $794 per unit. Based on historical expenditures, Utilities are processed at $800 per unit or $334,400.

Repair & Maintenance:	This category includes general repair and maintenance items, contract services and turnover expenses. The subject’s historical repair and maintenance expense for 2003, 2004 and 2005 were $1,280, $1,538 and $1,160 per unit, respectively. The annualized year-to-date 2006 expense equates to $936 per unit. The repairs and maintenance expense is estimated at $1,200 per unit or $501,600.

Administrative	Office expenses, telephone, management unit expenses, computer maintenance and supplies, professional fees and miscellaneous expenses are covered in this category. The subject’s historical administrative expense for 2003, 2004 and 2005 were $828, $446 and $451 per unit, respectively. The annualized year-to-date 2006 expense equates to $262 per unit. Based on 2004 and 2005 historical amounts, Administrative expenses are projected at $188,100, or $450 per unit.

Marketing	Included in this category are all newspaper and printed advertising, payments to locator services, leasing commissions, and resident referrals. The subject’s historical marketing expense for 2003, 2004 and 2005 were $240, $251 and $316 per unit, respectively. The annualized year-to-date 2006 expense equates to $287 per unit. Marketing expenses are projected at $114,950, or $275 per unit.

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Payroll:	This expense covers salaries, payroll taxes, and workers compensation insurance for on site management, leasing, and maintenance personnel. The subject’s historical payroll expense has been somewhat sporadic. The Payroll expense for 2003, 2004 and 2005 were $661, $1,142 and $1,495 per unit, respectively. The annualized year-to-date 2006 expense equates to $1,276 per unit. Payroll expenses are projected at $543,400, or $1,300 per unit.

Management	A typical management fee on a property of this type is 3% to 5% of the effective gross income. The subject’s historical management fee has been based on an amount equivalent to approximately 4.3% to 4.5% of Effective Gross Income. A market-oriented fee of 4.0% is considered reasonable. Based on the preceding estimate of Effective Gross Income, the subject’s management fee is estimated to be $266,389, or $637 per unit.

Insurance	This expense item covers the building and includes fire, extended coverage, vehicle, and owner’s liability. The subject’s historical insurance expense for 2003, 2004 and 2005 were $632, $612 and $566 per unit, respectively. The annualized year-to-date 2006 expense equates to $627 per unit. Insurance expenses are projected at $271,700, or $650 per unit.

Taxes	As discussed in the Real Estate Tax section, the tax burden for the subject property is estimated at $694,200, or $1,661 per unit.

Reserves for Replacements	In addition to the repairs and maintenance expenditures, the property will incur annual capital expenditures to keep it in prime condition. A reserve category is typical for multifamily property; therefore we have included reserves as an additional budget item. Reserves for replacement for a property of this vintage typically range from $200 to $400 per unit. Considering the age of the subject property, a reserve for replacement allowance of $350 per unit or $146,300 is estimated for the subject property.

Total Expenses	Total expenses have been estimated at $3,061,039, or 46% of effective income. Information provided by the Institute of Real Estate Management (IREM) indicates that expense ratios for apartment complexes in the subject’s region (Region IV) range from 41.0% to 35.6%, with an average of 47.4%, exclusive of a reserve allowance. The total operating expenses projected for the subject property falls within this range. Industry standard expense data suggests that the total expenses estimated for the subject property are reasonable.
Net Operating Income: The Net Operating Income is that amount of the income remaining after paying all operating expenses. This affords the owner capital to satisfy debt service, if any, and provide a return on owner’s equity. We have estimated the NOI to be $3,598,690. The subject’s income and expense pro forma is summarized below.

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VALUATION PRO FORMA

Item	Total	Per Unit

Gross Rent Potential	$7,164,504	$17,140
Loss to Lease	($286,580)	($686)
Concessions	($286,580)	($686)
Vacancy/Credit Loss	($429,870)	($1,028)
Utility Income	$140,030	$335
Other Income	$358,225	$857

Effective Gross Income	$6,659,729	$15,932

Utilities	$334,400	$800
Repairs & Maintenance	$501,600	$1,200
Administrative	$188,100	$450
Marketing	$114,950	$275
Payroll	$543,400	$1,300
Management	$266,389	$637
Insurance	$271,700	$650
Real Estate Taxes	$694,200	$1,661
Reserves	$146,300	$350

Total Expenses	$3,061,039	$7,323

Net Operating Income	$3,598,690	$8,609

Capitalization: Capitalization rates express relationships between net income and total value. The rate employed must be consistent with and reflective of those rates currently employed by investors active in the market place.
In order to perform this analysis, estimates of an appropriate capitalization rate must be formed. By its nature this is a judgmental process, however, selected rates should approximate the investment perimeters expected to be employed by the most probable buyer for the subject property.
Several approaches are typically followed in selecting the investment parameters; review and analysis of alternative real estate and non-real estate investments; review and analysis of published real estate investor surveys; derivation of rates from empirical market data; and use of in-house experience with similar types of investments.

Most Probable Buyer	Considering the size and quality of the asset, the subject buyer would most likely attract national or regional investors.

Market Extraction	The following table summarizes the market derived overall rates. The sales are further detailed in the Sales Comparison Approach.
SUMMARY OF MARKET DERIVED OVERALL RATES

Name	Lake Pines	Paseo Park	Lands End	Leahy Square	Harbor Cove	Brookside

Sale Date	Nov-05	Dec-05	Jun-05	Jan-05	Nov-04	Aug-04
Year Built	1971	1986	1982	1973	1971	1974
Cap Rate (OAR)	5.59%	5.82%	4.87%	6.24%	5.60%	5.00%

The sales exhibit overall rates that range from 4.9% to 6.2% and produce an average of 5.5%. The sales represent recent transactions of late 1970s and early- to mid-1980s vintage apartment complexes that are generally similar to the subject property in terms of construction and physical characteristics. The comparable properties are situated in San Francisco Bay Area locations that demonstrate generally similar demographic

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characteristics of the subject neighborhood. The capitalization rates indicated by the sales data are representative of an appropriate rate that would be applicable to the subject property. Based on the indicators exhibited by market data, a capitalization rate in the range of approximately 5.0% to 6.0% is suggested.

Survey of Investors	The most useful approach used to estimate an approximate rate of return required by the most probable buyer is to analyze the current investment parameters applied by institutional investors and advisors to real estate pension and portfolio funds when acquiring real estate. According to the First Quarter 2006 Korpacz Real Estate Investor Survey, prepared by Price Waterhouse Coopers, capitalization rates for institutional grade apartment properties range from 4.25% to 8.00% with an average of 6.07%. Capitalization rates in the San Francisco Bay Area are generally aligned with the low end of the national survey range and below the national average.

According to NIA BT Commercial’s Apartment Market Report, Year End 2005, capitalization rates within the San Francisco Bay Area have decreased from a Year End 2004 average of 5.83% to 5.22% for the Year Ending 2005.

Conclusion	The sales exhibit overall rates that range from 4.9% to 6.2% and produce an average of 5.5%. Based on the indicators exhibited by the sales data, an appropriate cap rate for the subject property is concluded to be in the range of 5.0% to 6.0%. A rate of 5.5% is processed for valuation purposes.

Valuation:	Capitalizing the estimated Net Operating Income of $3,598,690 by a 5.5% rate results in a value conclusion of $65,400,000, rounded ($3,598,690 NOI ÷ 5.0% OAR = $65,430,727).

Final Value:	$65,400,000
SALES COMPARISON APPROACH
The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which the subject property would be sold by a willing seller to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, six multifamily apartment building sales, which are summarized in the following table, have been examined and analyzed. All of the sales are garden style apartments with similar physical characteristics within the San Francisco Bay Area apartment market. The appraisal indicators exhibited by the sales data outlined in the following chart are utilized for purposes of estimating a value for the subject via the Sale Comparison Approach.

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The price per apartment unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as location, age and condition of the structure, market conditions, rent levels, property rights conveyed, financing terms, conditions of sale, operational efficiencies and other factors.
ANALYSIS OF SALES: This approach relies on an active market. Sufficient data from the San Francisco Bay Area exists to formulate a value via the Sales Comparison Approach. Below are six sale comparables of similar vintage garden style apartments with similar characteristics to the subject property.

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SUMMARY OF COMPARABLE BUILDING SALES

Sale No.	1	2	3	4	5	6

Name	Lake Pines	Paseo Park	Lands End	Leahy Square	Harbor Cove	Brookside
Location	3014 Los Prados San Mateo, CA	37200 Paseo Padre Fremont, CA	100 Esplanade Pacifica, CA	707 Leahy St Redwood City, CA	900 E Hillsdale Foster City, CA	1085 Murrieta Livermore, CA
Sales Price	$45,000,000	$19,700,000	$44,688,000	$18,190,000	$67,000,000	$19,530,000
Sale Date	Nov-05	Dec-05	Jun-05	Jan-05	Nov-04	Aug-04
Year Built	1971	1986	1982	1973	1971	1974
No. of Units	288	134	260	110	400	154
Net Rentable Area (SF)	180,576	105,900	161,583	127,245	395,010	132,494
Avg. Unit Size (SF)	627	790	621	1,157	988	860
Occupancy	95%	95%	95%	95%	95%	81%
Price/SF	$249	$186	$277	$143	$170	$147
Price/Unit	$156,250	$147,015	$171,877	$165,364	$167,500	$126,818
Net Income	$2,516,702	$1,147,235	$2,174,324	$1,135,501	$3,749,471	$976,175
NOI/SF	$13.94	$10.83	$13.46	$8.92	$9.49	$7.37
NOI/Unit	$8,739	$8,561	$8,363	$10,323	$9,374	$6,339
Cap Rate (OAR)	5.59%	5.82%	4.87%	6.24%	5.60%	5.00%
EGIM	9.7	9.3	10.8	9.3	9.9	9.6
Expense Ratio (OER)	46%	46%	48%	42%	44%	52%

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The sales indicate per unit prices ranging from $126,818 to $171,877. All of the comparables represent sales of apartments that are of similar construction componentry as the subject. All of the sales are of the same general vintage as the subject property and generally similar in terms of physical condition. Situated in throughout the San Francisco Bay Area, minor differences exist as to the specific location of each comparable and subject property.
The primary difference between the comparables and the subject are location and average unit size. The most value influencing difference between the subject and the comparable sales is the amount of net operating income generated on a per unit basis. In an attempt to quantify appropriate adjustments to the prices indicated by the comparables, we have analyzed the difference between the net operating income (NOI) per unit of the comparables relative to the NOI of the subject property. In this analysis we have adjusted the sale price of the comparables based on the percentage difference in net income. This factor takes into account the adjustments necessary for the aforementioned factors that are considered to have the most impact on value.
As discussed in the Income Approach section of the report, the NOI estimated for the subject property is $3,598,690 which equates to $8,609 per unit. The adjustments applied to the comparable sales are depicted below.
PRICE PER UNIT ANALYSIS

Sale No.	Price/Unit	Subject NOI/Unit	Comparable NOI/Unit	Adjustment Factor	Adjusted Price/Unit

1	$156,250	$8,609	$8,739	0.99	$154,688
2	$147,015	$8,609	$8,561	1.01	$148,485
3	$171,877	$8,609	$8,363	1.03	$177,033
4	$165,364	$8,609	$10,323	0.83	$137,252
5	$167,500	$8,609	$9,374	0.92	$154,100
6	$126,818	$8,609	$6,339	1.36	$172,472

*Adjustment Factor = (Subject NOI per Unit / Comparable NOI per Unit)
The adjusted per unit indicators fall within a tighter range than the unadjusted per unit prices. The adjusted range of per unit prices is $137,252 to $177,033. The mean and median adjusted unit price is $157,338 and $154,394. Emphasis is placed on all of the sales in concluding to a value of $155,000 per unit for the subject property. Utilizing this per unit value estimate, the total value of the subject property is estimated at $64,800,000.
$155,000 x 418 units = $64,790,000
EGIM ANALYSIS: The sales illustrate EGIMs that range from 9.3 to 10.8. Important in selecting an appropriate EGIM is the review of corresponding operating expenses. There is an inverse relationship which generally holds among EGIMs and operating expenses. Properties which have higher expense ratios typically sell for relatively less and therefore produce a lower EGIM. The operating expense ratios for the sales range from 42% to 52%.
In selecting an appropriate EGIM, consideration must be given to the operating expense ratio estimated for the subject. Based on the income and expenses estimated for the subject property in Income Approach, the subject’s operating expense ratio is calculated at 46%. The subject’s expense ratio is aligned well within the range of ratios exhibited by the sales data and most similar to the ratios exhibited by the sales. An EGIM aligned near the average EGIM exhibited by the comparables (9.77) would be considered reasonable. In consideration of the preceding, an EGIM of 9.75 is concluded.

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Based on the effective gross income of $6,659,729 estimated for the subject property, a value indication of $64,900,000 (rounded) is concluded.
$6,659,729 x 9.75 = $64,932,358, or $64,900,000, rounded
CONCLUSION: The noted value indicators utilizing the sales price per unit and EGIM methods are $64,800,000 and $64,900,000, respectively. Due to the similarity of the resulting value indicators, relatively equal consideration was given to both techniques when concluding to a final value via the Sales Comparison Approach of $64,850,000.
As such, the Market Value of the subject property’s Fee Simple Interest via the Sales Comparison Approach is therefore estimated at:
Value via the Sales Comparison Approach                 $64,850,000
RECONCILIATION

Cost Approach	N/A
Income Capitalization Approach	$65,400,000
Sales Comparison Approach	$64,850,000
Income and Sales approaches to value were employed in the appraisal of the subject property. Buyers and sellers rarely rely on the Cost Approach to price commercial real estate. Furthermore, the age of the improvements and subjectivity involved in estimating substantial degrees of physical deterioration reduces the reliability of this approach. As such, a Cost Approach was not employed.
The value derived from the Income Capitalization Approach is well documented and market oriented. The local market is active in terms of investment sales of similar apartment complexes and sufficient sales data was available to develop a defensible value via the Sales Comparison Approach. The value derived through use of the Sales Comparison Approach supports the value concluded for the property via the Income Capitalization Approach. Due to the income producing nature of the subject property, the results of the Income Capitalization Approach are emphasized.
FINAL ESTIMATE OF VALUE                $65,400,000

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 39
ADDENDA

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 40
SUBJECT PHOTOGRAPHS

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 41

Subject Entrance

Clubhouse/Leasing Office

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 42
Interior of Clubhouse/Leasing Office
Swimming Pool

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 43
Tennis Court / Landscaping
Typical Two-Story Building

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 44
Typical Three-Story Building
Typical Parking Stalls

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 45
Interior of Typical Unit
Interior View of Typical Kitchen

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 46
COMPARABLE RENTAL PHOTOGRAPHS

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 47
Rent Comparable #1 – Lake Pines
Rent Comparable #2 – Creekside

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 48
Rent Comparable #3 – Jefferson at Bay Meadows
Rent Comparable #4 – Lakeshore Landing

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 49
Rent Comparable #5 – Crestview Apartments

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 50
COMPARABLE SALE PHOTOGRAPHS

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 51
Sale Comparable #1
PHOTO NOT AVAILABLE
Sale Comparable No. 2

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 52
Sale Comparable #3
Sale Comparable #4

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 53
Sale Comparable #5
Sale Comparable #6

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 54
Sale Comparable #7
Sale Comparable #8

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 55
REGIONAL LOCATION MAP

San Francisco
Oakland
Emeryville
Piedmont
Canyon
Moraga
Alameda
San Leandro
Ashland
San Lorenzo
Hayward
Russell City
Mount Eden
Daly City
Broadmoor
Colma
Brisbane
South San Francisco
San Bruno
Pacifica
Millbrae
Burlingame
Hillsborough
San Mateo
Foster City
SUBJECT PROPERTY
Belmont
San Carlos
Redwood City
North Fair Oaks
East Palo Alto
Atherton
Menlo Park
Palo Alto
Stanford
Woodside
El Granada
Half Moon Bay
San Francisco Bay
Metropolitan Oakland Intl
San Francisco Intl
Hunter's Point Naval Shipyard
Hayward Air Terminal
Belmont Slough

Data use subject to license.

© 2006 DeLorme. Street Atlas USA® 2006.

www.delorme.com

MN (14.7° E)

0 1 2 3 4 5 mi

Data Zoom 10-8

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 56
NEIGHBORHOOD MAP

SUBJECT PROPERTY
Belmont
Belle Monte
Hillsdale
Laurel
Fiesta Grounds
Belmont Hill
101
82
EL CAMINO REAL
BAYSHORE FWY
RALSTON AVE
ALAMEDA DE LAS PULGAS
OLD COUNTY RD
HARBOR BLVD
MARINE PKWY
PORT ROYAL AVE
HILLER ST
ROSILIE ST
MARINE VIEW AVE
SIXTH AVE
MIDDLE RD
KINGSTON RD
ESCONDIDO WAY
CARLMONT DR
BERMUDA DR
DELAWARE ST
DAY AVE
PALM AVE
LAGO ST
LOS PRADOS ST
CASA DE CAMPO
GALVESTON ST
WILLIAMS LN
CLIPPER CT
ORACLE PKWY
INDUSTRIAL WAY
CAMBORNE AVE
MOLTON AVE
ALMA ST
DeLORME
Data use subject to license.
© 2005 DeLorme. Street Atlas USA® 2006.
www.delorme.com
MN (14.6° E)
0 800 1600 2400 3200 4000 ft
Data Zoom 13-0

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 57
COMPARABLE RENTALS MAP

RENT NO. 2
RENT NO. 4
RENT NO. 3
RENT NO. 1
SUBJECT PROPERTY
RENT NO. 5
Foster City
Hayward Park
Hillsdale
Laurel
Fiesta Grounds
BAYSHORE FWY
S EL CAMINO REAL
J HART CLINTON DR
E 3RD AVE
CHESS DR
SEA SPRAY LN
BERMUDA DR
101
82
92

DeLorme
Data use subject to license.
© 2005 DeLorme. Street Atlas USA® 2006.
www.delorme.com

MN (14.6° E)

0 800 1600 2400 3200 4000 ft

Data Zoom 13-0

Scotchhollow Apartments	May 4, 2006
San Mateo, California	Page 58
COMPARABLE SALES MAP

SUBJECT PROPERTY
SALE NO. 1
SALE NO. 2
SALE NO. 3
SALE NO. 4
SALE NO. 5
SALE NO. 6
SALE NO. 7
SALE NO. 8
San Francisco
Oakland
Berkeley
Richmond
San Rafael
Daly City
South San Francisco
San Bruno
Millbrae
Burlingame
San Mateo
Foster City
Belmont
San Carlos
Redwood City
Atherton
Menlo Park
East Palo Alto
Palo Alto
Woodside
Stanford
Mountain View
Los Altos
Los Altos Hills
Sunnyvale
Santa Clara
San Jose
Cupertino
Campbell
Saratoga
Los Gatos
Milpitas
Fremont
Newark
Union City
Hayward
San Leandro
Alameda
Castro Valley
Dublin
Pleasanton
Livermore
San Ramon
Danville
Walnut Creek
Concord
Martinez
Antioch
Pacifica
Half Moon Bay
El Granada
Moss Beach
Montara
Princeton
Sausalito
Tiburon
Mill Valley
Mount Eden
Ashland
San Lorenzo
Sunol
Alum Rock
Coyote
DELORME
Data use subject to license.
© 2005 DeLorme. Street Atlas USA® 2006.
www.delorme.com
MN (14.8° E)
mi
0 2 4 6 8 10
Data Zoom 9-0

Scotchhollow Apartments San Mateo, California	May 4, 2006 Page 59
QUALIFICATIONS

Scotchhollow Apartments San Mateo, California	May 4, 2006 Page 60
WILLIAM L. CORBIN, MAI
EXECUTIVE VICE PRESIDENT
WILLIAM CORBIN, MAI is Executive Vice President and manager of the Western Regional Office of KTR Newmark Real Estate Services LLC, located at 10866 Wilshire Boulevard, Los Angeles, California 90046. His direct telephone number is 310/ 234-4754.
Education
          University of California at Los Angeles, 1977
Bachelor of Arts
Major in Economics
          University of Southern California, 1980
Master of Business Administration
Concentration in Real Estate and Finance
Designations
          MAI Member — Appraisal Institute
Licenses
California Certified General Real Estate Appraiser
Arizona Certified General Real Estate Appraiser
Affiliations
          National Council of Real Estate Investment Fiduciaries (NCREIF) designated representative
          - Valuation sub-committee co-chairperson for Standardized Commercial Appraisal Report

Scotchhollow Apartments San Mateo, California	May 4, 2006 Page 61
WILLIAM L. CORBIN, MAI
Experience
Mr. Corbin began his career with an intensive education in real estate market analysis as a consultant with Robert Charles Lesser & Co. from 1980 to 1983. With RCLCo, he performed over 75 market supply and demand, economic feasibility, and strategic planning assignments for prominent regional and national clients. During this very active construction period, nationally, Mr. Corbin had the opportunity to visit and analyze commercial real estate market conditions is over 20 major metropolitan areas in the Western and Central U.S.
As a mortgage banker from 1983 to 1992, Mr. Corbin arranged a wide variety of financing structures with institutional lenders and equity investors, including permanent loans, construction loans, and joint ventures. In total with George Smith Financial Services/Grubb & Ellis and Center Financial Group, he worked with over 90 institutions and closed over 150 transactions totaling in excess of $700,000,000.
As an appraiser, Mr. Corbin has performed numerous current value narrative appraisals for national and regional institutional lenders and investors. His previous experience in commercial real estate finance gives him particular insight to the capital and investment markets and their impact on institutional real estate activity and values. He has performed a wide variety of appraisals of warehouse distribution buildings, industrial and business parks, office buildings, shopping centers, and apartments. He worked with Landauer Associates from 1992 to 1995, managing the Aetna Realty Investors account for western region property appraisals.
Currently with KTR Newmark ten years, Mr. Corbin is responsible for managing the Los Angeles regional office, developing and managing institutional accounts, as well as performing direct valuation work for those clients. He also heads KTR Newmark’s national pension fund valuation practice and is the firm’s designated representative to NCREIF, a national organization of pension fund advisors that creates and implements operational policy standards for the industry. Mr. Corbin is currently the chairperson for NCREIF’s valuation sub-committee that is contributing to developing a standardized commercial appraisal report in conjunction with the Appraisal Institute that will become the valuation industry standard.
In addition to professional experience, Mr. Corbin has served as a real estate course instructor and conference collaborator for UCLA Extension
WILLIAM L. CORBIN, MAI

Scotchhollow Apartments San Mateo, California	May 4, 2006 Page 62
Following is a list of representative clients Mr. Corbin has performed services for:

Clients — As Appraiser and Consultant
Aetna Realty Investors, Inc.	Massachusetts Mutual Life
Bechtel Corporation	McCullough Oil Properties
CALTRANS	Mobil Land Development
Catellus Corp.	Chevron Land Development

Philips, North America	Home Savings of America

KOAR Hotel Group	Safeway Stores
Copley Institutional Realty	Santa Anita Realty
Estate of James Campbell	Santa Fe Land Improvement Co.
Franklin Properties, Inc.	Taft Broadcasting Co.
Triton Energy Corp	Comerica Bank
Union Oil/Moreland Development	Trammell Crow Company
Kaiser Aluminum Corp.	Bank of New York
Lockheed Air Terminal, Inc.	Majestic Realty
Hong Kong and Shanghai Bank Corp.	Canadian Imperial Bank of Commerce

PNC Bank	Sakura Bank

CALSTRS	Newfield Enterprises
Heller Financial	J. P. Morgan Mortgage Capital
Chase Commercial Mortgage Banking	Lend Lease Mortgage Capital
Daiwa Securities America	Whitehall Fund II
Lennar Partners	AMB Institutional Realty Advisors
SSR Realty Advisors	TA Associates Realty
Douglas, Emmett Realty Advisors	LACERA
Dresdner Bank	Henderson Global Investors
Prudential Mortgage Capital	Prudential Insurance Company of
America
TIAA-CREF	INVESCO
Principal Real Estate Investors	Cornerstone Real Estate Advisers

RREEF	Deutsche Bank
Eurohypo Bank

Clients — As Mortgage Banker
AEtna Life & Casualty	AFL-CIO Housing Trust
BALCOR	Bank of America
Citicorp REIG	Creative Artists Agency
Forest City Properties	General Electric Credit
Heller Financial Services	Hollywood Center Studios
Home Savings of America	Industrial Bank of Japan
MetroBank	Massachusetts Mutual Life
Principal Mutual Life	Security Pacific National Bank
Societe Generale	Textron Financial Services
U.S. Bancorp	Union Bank
William Morris Agency	DeAnza Group, Inc.

Scotchhollow Apartments San Mateo, California	May 4, 2006 Page 63

IBEW Pension Fund	Nationwide Life

Scotchhollow Apartments San Mateo, California	May 4, 2006 Page 64
STEVEN J. GOLDBERG, MAI, CCIM
SENIOR VICE PRESIDENT
STEVEN J. GOLDBERG is Manager of the Dallas Appraisal Division of KTR Newmark Real Estate Services LLC. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development. In his current capacity, Mr. Goldberg oversees all valuation assignments involving real estate assets located in the Southwest region.
Mr. Goldberg has over 23 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.

Scotchhollow Apartments San Mateo, California	May 4, 2006 Page 65
QUALIFICATIONS OF THE APPRAISER
JACKSON L. AILLS
Jackson L. Aills is certified as General Real Estate Appraiser in the State of Texas (TX-1331035-G). Mr. Aills has a Bachelor of Business Administration from the University of Mississippi and has attended numerous real estate education courses and seminars, including those offered by the Appraisal Institute.
Mr. Aills has been involved in real estate appraising since 1989. He currently holds the position of Senior Appraiser for the Dallas office of KTR Newmark Real Estate Services LLC, a New York based real estate firm.
Real estate appraisal assignments have been performed on a variety income producing properties throughout the United States. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, REITs, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors and governmental agencies. The scope of his real estate assignments have included office buildings, industrial properties, multifamily projects, retail, hotels, proposed construction, special use properties, and raw land.